Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)	For the Three Months Ended March 31, 2010	For the Twelve Months Ended December 31, 2009	For the Three Months Ended March 31, 2009
Earnings
Net Income for Common	$243	$781	$197
Preferred Stock Dividend	3	11	3
Cumulative Effect of Changes in Accounting Principles	—	—	—
(Income) or Loss from Equity Investees	(1)	(1)	—
Minority Interest Loss	—	—	—
Income Tax	135	404	106
Pre-Tax Income from Continuing Operations	$380	$1,195	$306

Add: Fixed Charges*	143	582	135
Add: Amortization of Capitalized Interest	—	—	—
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$523	$1,777	$441
* Fixed Charges
Interest on Long-term Debt	$131	$518	$124
Amortization of Debt Discount, Premium and Expense	4	16	4
Interest Capitalized	—	—	—
Other Interest	3	27	2
Interest Component of Rentals	5	21	5
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$143	$582	$135
Ratio of Earnings to Fixed Charges	3.7	3.1	3.3